Exhibit 99.6
AFTERNOON CALL

INFOSYS TECHNOLOGIES LIMITED
AFTERNOON EARNINGS CALL
Q2 FY 10 RESULTS
OCTOBER 09, 2009

CORPORATE PARTICIPANTS

Kris Gopalakrishnan
Infosys Technologies – CEO and MD

S. D. Shibulal
Infosys Technologies – COO

V. Balakrishnan
Infosys Technologies – CFO

BG Srinivas
Infosys Technologies – Head – Manufacturing and Member – Executive Council

Subhash Dhar
Infosys Technologies – Head – Communications, Media and Entertainment and Member – Executive Council

Ashok Vemuri
Infosys Technologies – Head – Banking and Capital Markets and Member – Executive Council

Abraham Mathews
Infosys BPO - CFO

MEDIA PARTICIPANTS

Mitali Ghosh
Merrill Lynch

George Price
Stifel Nicolaus

Anthony Miller
Tech Market View

Sandeep Shah
ICICI Securities

Pankaj Kapoor
RBS

Nirav Dalal
Almondz Global Securities

Ashwin Mehta
Motilal Oswal

Tanu Kejriwal
Quantum Asset Management

Diviya Nagarajan
UBS Securities

Rod Bourgeois
Sanford Bernstein

Nitin Padmanabhan
Centrum Broking

Moderator

Ladies and gentlemen, good morning, good afternoon, good evening and welcome to the Infosys’ Second Quarter Earnings Conference Call. As a reminder, all participants’ lines will be in the listen-only mode. At this moment, this conference is being recorded. There will be an opportunity for you to ask questions at the end of today’s opening remarks. Should you need assistance during this conference call, please signal an operator by pressing * and then 0 on your touchtone telephone. I would now like to hand the conference over to Mr. Shekar Narayanan of Infosys Technologies Limited. Thank you and over to you Mr. Narayanan.

Shekar Narayanan

Thanks. Rochelle. Good afternoon, ladies and gentlemen. I am Shekar from the Investor Relations team in Bangalore. We thank you all for joining us today to discuss the financial results for the second quarter ended September 30, 2009. Joining us today in this conference room is CEO and Managing Director – Mr. Kris Gopalakrishnan, COO – Mr. S.D. Shibulal, and CFO – Mr. V. Balakrishnan, along with other members of the senior management. We will start with a brief statement on the performance of the company during the quarter ended September 30, 2009, outlook for the quarter ending December 31, 2009 and year ending 31st March 2010. After that we will open up the discussion for questions and answers. Before I handover to Infosys management, I would like to remind you that anything we say which refers to our outlook for the future is a forward-looking statement and must be read in conjunction with the risk that the company faces. A full statement and explanation of these risks is available with our filings with the SEC which can be found on www.sec.gov. I would now pass it on to Mr. Kris.

Kris Gopalakrishnan
Thanks Shekar and good morning, good afternoon, good evening to everyone wherever you are. Thanks for participating. We had an all round good performance this quarter. Sequentially the revenue grew by 2.8% and in constant currency terms, it increased by 1.3%. Volumes increased sequentially by 2.3%, offshore volumes increased by 3%. Pricing is stable, in fact it went up slightly by 0.4% on blended terms. Utilization improved as against 70.9% last quarter, it was 73.2%. Operating margin is better. We added 6,069 gross employees this quarter and overall we have more than 105,000 employees. The net addition was 1,548. We have improved on our Earnings per Share as against the guidance of $0.51 we did $0.56 and we have revised our guidance for the second half. We have also given compensation increase for our employees in India with giving an increase on an average of 8%, outside India we are giving an increase of about 2%.

When you look at the current environment, there is cautious optimism. Our clients are feeling better. We have to wait till next year’s budgets are finalized towards the end of the year or early part of next calendar year, to see how the budgets pan out. But definitely there is increased activity from our clients. We have benefited from some of the consolidations, some of the deals, large deals we have won are consolidation deals. We have been able to retain our customers. Our top ten customers grew by 5.9% this quarter. So overall it is a good performance and internally we feel that our model has proven again to be robust, to be a de-risked model and externally because the situation is improving, that is reflected in our slight increase in our guidance for the next two quarters. Now I will hand it over to Mr. Shibual to give you more details by industry, by service line, by geography and things like that.

SD Shibulal

Hi, this is Shibulal. Before I start, I will give some color on the pricing situation. Pricing situation seems to have stabilized. Most of the renegotiations are behind us. This quarter we have seen an increase of 0.4% in revenue productivity on reported terms. But on constant currency terms, it has declined by 1.1%. This is a tailwind effect of all the pricing renegotiations which happened over the last few quarters. In the beginning of the year, we had predicted a pricing decrease of 5% for the year. We believe the pricing decrease of about 4.5%-5% will still come through. That is what will happen this year. The impact of the pricing renegotiations will flow through the financials in the next few quarters.

Talking of customer additions - we have added 35 new clients, three of them are Fortune 500. That takes a number of clients in the Fortune 500 list to 112. So we work with 112 of Fortune 500 clients. We have $330 million customers and 21 customers we work more than $50 million on LTM basis. Looking at service lines, we have the traction in infrastructure management, in system integration. Testing is stable. Application development and maintenance has marginally come down. So these are the service lines in which we are seeing traction.

On verticals - banking and capital markets has gained some ground this quarter. Manufacturing has marginally declined. Retail has gained some ground, energy and utilities. So we are seeing traction in banking and capital markets, retail and energy and utilities. We believe manufacturing will take some more time to recover from the downturn. North America has marginally gone up and Europe has marginally come down. This we believe the lag effect of the recovery. While U.S. has stabilized on the demand side or there is some positiveness in decision making happening in U.S., Europe is behind and that is showing in the numbers.

Shifting to employees - we have added 6,000 people gross this quarter, 1,500 net. For the year, we are talking about 20,000 people instead of 18,000 which we talked about last quarter. The additional 2,000 will be partly in BPO and part of it will be laterals in ITL.

Just before I conclude the growth is all around. The top ten grew by 5.8% and the remaining grew by 1.8%. So the growth is all around. So with that let me hand it off to Bala.

V. Balakrishnan

Good afternoon, everybody. It has been a very good quarter. We exceeded the guidance. If you remember, at the beginning of the quarter we said we will do somewhere between $1110 million and $1130 million in revenues. We ended up with $1154 million because we have seen the cross currencies moving in our favor, which gave us around $16 mn-$17 mn of more revenues. So the revenues grew by 2.8%, in constant currency it grew by 1.2%. But we have seen very good volume growth. Volume grew by 2.3% and offshore volume increased by 3% which is a very positive sign. Pricing on reported basis went up by 0.4% but still a decline of 1% when you take it on constant currency basis. Utilization is almost flat as compared to 1st quarter, including trainees even though it has gone up excluding trainees to 73.2% from 70.9%. Gross margins we are able to maintain. Last quarter it was 46.7%, this quarter it is 46.9% and at PBIDT level, the margins went up from 34.1% last quarter to something around 34.6% this quarter.

In the beginning of the quarter we said the margins in this quarter could come down because of two reasons. One, we want to hire more people onsite and number two, we had to increase our investment in sales and marketing. In terms of onsite hiring, we have given offers for some 126 employees. 72 joined this quarter. Rest of them will join next quarter. The process will continue, we are not going to stop that. On a sales and marketing side, we are incrementally hiring more people as planned. We are not going to change. The incremental growth we have seen from the guidance itself gives us buffer to take on this additional spend. Going forward for the next two quarters the only impact will come because of wage increases. Effective October 1st, we have increased the wages in India by around 8%, outside India by around 2%. Both of that could have impact of something around 200 basis points on operating margin. In the first two quarters, we have seen the operating margins go up. In the next two quarters, it could come down by 200 basis points because of the wage increases. So effectively for the full year on year-on-year basis, the operating margins could move within a narrow band of 50 to 100 basis points because we have seen incremental benefit in the margins coming in the first two quarters and the next two quarters could decline because of wage increases.

EPS was Rs. 26.86. It is much higher than guidance. Our account receivable days are 56 days. We continue to maintain the record, last quarter also it was 56 days. We ended up the quarter with cash of $2.8 billion. Next two quarters, our guidance reflects the environment. We are very cautious about the environment. When we talk to the client we are seeing some stability in the environment but it does not mean clients are opening up their purse and spending more. They are very cautious about the environment. They are very tentative and they are not very clear how the environment is going to move next year. If you look at all the macro numbers whether it is unemployment or retail sales or even the GDP growth, it is still challenging even though there are some green-shoots here and there. So overall we are very cautious in the short-term.

Our guidance reflects that. In the next two quarters, the margins could come down because of the incremental wage hike we have given. All the subsidiaries have become positive except for Brazil and Mexico which are still in the investment phase. Otherwise all the subsidiaries are contributing positively to the bottom line. If you look at the customers, top ten customers grew by 5.9% this quarter on reported basis. On constant currency they grew by 3.5%. So we are seeing overall growth coming from all the customers across the board. In terms of manpower, we earlier guided to 18,000 addition for this fiscal. We have increased it to 20,000 because we are going to hire more laterals and experienced people. We are keeping the model ready for growth. Tomorrow when the growth comes in, we should not be caught by surprise. So we increased the wages, we are increasing the hiring target, we are hiring more laterals. We are continuing with our spend on sales and marketing. We will continue with onsite hiring and we are keeping the model ready for incremental growth which could come in once the environment fully stabilizes. With this I conclude. Now we can open up the floor for Q&A.

Moderator

Thank you very much, sir. Ladies and gentlemen we will now begin the question and answer session. Our first question is from the line of Mitali Ghosh of Merrill Lynch. Please go ahead.

Mitali Ghosh

Hi. Good afternoon and congratulations to the team on good operations this quarter. Bala, my first question is that in the morning also you commented the environment does look somewhat better as compared to in the last three, four months. But if I look at your constant currency guidance you effectively get flat to marginally down for the full year. So what is really the reason for that?

V. Balakrishnan

What we are saying is there is some stability in the environment. The pricing environment is stable now. We have seen some incremental growth coming in this quarter, slightly higher than what we predicted. Because in the beginning of the quarter we said, the revenue growth could be stable as compared to Q1 but we have seen some incremental growth coming because of higher traction in revenues. But it is too early to say the world has changed. Because when we talk to the clients, they are still cautious about the environment, they are not very clear which direction the economy is going to move. And people are very tentative about next year’s budget. It could take some time. So it is too early to say the world has changed. But there is some optimism in the environment. It has to translate to spending. That could happen only when the environment stabilizes more and clients get more confidence.

Mitali Ghosh

Right. And secondly just on the margins this quarter where you delivered a small increase infact. Like you mentioned, you have done the onsite hiring and invested in selling and marketing as well. So where did the benefit in terms of cost really come this quarter versus your guidance?

V. Balakrishnan

See the margins increased by around 0.2% or so. It is mainly because of the cross-currency because dollar weakened against all the currencies. That gave around $16-$17 million of more revenue. Number two, the volume growth went up. It is more in favor of offshore than onsite. Offshore volumes went up by 3%. That itself gives you buffer on the margin side which helped us to reduce the impact of all the investments we have made. So going forward, if our growth continues because we have assumed some 1% growth for next two quarters at the upper end of the guidance, if that happens we will be able to absorb this investment. The only incremental cost will come because of wage increases what we have done now.

Mitali Ghosh

And just finally, just in terms of the assumption for utilization on this year in your annual assumption of 50-100 basis point decline, what you really assuming on utilization including trainees because this quarter though you hired your utilization actually held flat. So just wondering what the assumption is?

V. Balakrishnan

No, utilization could be somewhere around this because including trainees, it was 67% in Q1, 67.3% in Q2. We are hiring 10,500 more in the next two quarters. So they will be under training. So including training it may not change much. Excluding trainees, it could slightly go up because we increased the training period. So people will not be onboard quickly.

Mitali Ghosh

Right. Thanks a lot.

Moderator

Thank you, Ms. Ghosh. Our next question is from the line of Mr. George Price of Stifel Nicolaus. Please go ahead.

George Price

Hi, everyone. Thanks for taking couple of questions. Bala, it is nice to hear that the brown shoots have turned green. First question is just I wondered if I could get a little bit more color on the types of discretionary projects that are being assumed. I think I heard you mentioned that application and maintenance was down a little bit but systems integration was up. Can you kind of maybe give a little bit more color on what types of projects, what type of work in the systems integration area clients have resumed focus on? Is it middleware, what type of work is it?

Kris Gopalakrishnan

In financial services, we are seeing M&A related work. In fact, about five projects we did in M&A. In retail, there are interesting opportunities. There is a transition happening from print to digital media. Second, retailers are investing and changing their physical store to have lot more interactivity, better customer service etc., So even in this downturn, retailers are investing in technology, retailers are investing in transformation. Of course, energy, utilities, etc., regulatory changes. So each of these sectors we are seeing some interesting work. Some of it is systems integration related, some of it is consulting and some of them it is implementing a new solution. So there are interesting opportunities in each of the verticals.

George Price

Okay, second question. I may have missed it, if I did, apologies. But I do not think I heard you talk much about Infosys Consulting. So wanted to see if you could give us an update on that business where it stands in terms of financials headcount. What your thoughts are in terms of that part of the business going forward and benefiting, integrating, tying into the rest of the business?

SD Shibulal

So Infosys Consulting is profitable now. They have turned positive. They are profitable. See one should not look at Infosys Consulting as a standalone entity when it comes to business because where we do rarely do consulting as a service. What we really do is business transformation. And if you look at it in the industry way, what we are doing is business transformation which is consulting plus enterprise solutions plus system integration. So that is how you should look at it. The consulting and enterprise solutions revenue this quarter have marginally come down and that is expected because that part of the revenue is mostly discretionary spend. But the system integration piece has gone up. We are winning good number of business transformation deals. Last half also we have won quite a few. There are quite a few business transformational deals which are in progress currently. And I believe that we are really getting established in the market as a viable option for doing business transformation. These deals are done jointly between Infosys Consulting, our Enterprise Solutions and System Integration practice together. And occasionally it goes along with Finacle also.

George Price

Okay, last question if I could. Thoughts on M&A, where are you guys looking right now given the cash that you have or what stands at the top of the priority stack in terms of M&A?

Kris Gopalakrishnan

So there are three areas or three directions for our M&A. And the reason why we are looking at these things simultaneously or concurrently is that you do not know which one will happen. So first is geography. We are looking at smaller acquisitions to expand into markets like France, Germany, Japan, non-English speaking countries. Second we are looking at acquisitions which can enhance our services capability, our platform-based solutions, business process outsourcing. And the third is faster entry into industry vertical like healthcare, maybe even government. So these are the three directions we are looking at. It is possible that there maybe one company which satisfies all three conditions, then it actually rises in the priority. At any given point of time, we may look at maybe three, four companies which fit these criteria. Then discussions happen at various levels- first to understand whether there is interest, if there is interest, then we meet, discuss. So it is a long drawn-out process. And if you look at hundreds of companies maybe, in some we were close. We do not have a concrete goal, a goal saying that we must do one a quarter or one a year or something like that. We find the right company, at the right valuation which fits our strategy and it is of the right size. The size typically we look at up to maybe 10% of our revenue so that the risk is not that high. These are the parameters we use to evaluate something. And that is where we are.

George Price

Is it fair to say though that unless you find something particularly focused in the U.S. Is it fair to say that something in the U.S. is probably lower down on your priority list?

Kris Gopalakrishnan

No, because it can fit other the two criteria. And so we are very open about the geography. We have laid down the criteria and if it fits these criteria, then we will definitely look at even in U.S.

George Price

Okay, fair enough. Thank you for taking time.

Moderator

Thank you, Mr. Price. Our next question is from the line of Anthony Miller of TechMarketView. Please go ahead.

Anthony Miller

Yes, hello, gentlemen. Shibu, you mentioned that Europe was still very much lagging the U.S. Is it something that you are seeing across all the major countries in Europe or is it specific to the UK or one of the other majors?

SD Shibulal

This is Shibu. Let me ask BG to reply to it. BG looks after European market.

BG Srinivas

Currently, the revenues from UK and the rest of the Continent is in the ratio of 60:40. And we have not seen that significantly change. However the business environment and the demand continues to be high in few sectors which include retail, energy, utilities, pharma, insurance. The banking and capital markets we see fair degree of stabilization and today, there is again dialogue happening with our existing clients. In the next two quarters we are likely to see robust pipeline with the kind of dialogues we are having. However there are certain sectors yet to pick up. That includes manufacturing and telecom. So that is where it is.

Anthony Miller

Okay. Which of the countries do you think will be the first then in Europe to start to show growth again?

BG Srinivas

It will continue to be UK. But again it varies across sectors. In manufacturing, it will be Germany and France. Telecom, we are seeing opportunities both in the Nordics as well as in the Continent Europe. Energy, utilities will be again France and Germany. We are also seeing significant traction in pharma and manufacturing in Switzerland particularly though it is a smaller market and Switzerland contributes to more than 13% of our European revenues today.

Anthony Miller

And just finally, can you tell me what the constant currency change in European revenues was this quarter, please?

V. Balakrishnan

The impact because of constant currency is around 1%. So European revenues for the current quarter is around 23.2% of our revenue but if you look at it in constant currency it could be around 22.6% of our revenues. So the impact is around $10 million.

Anthony Miller

Right. Thanks very much.

Moderator

Thank you Mr. Miller. Our next question is from the line of Sandeep Shah of ICICI Securities. Please go ahead.

Sandeep Shah

Yes sir. If you look at the telecom as a vertical and if you keep aside the top clients, the other clients within the telecom seem decline by roughly around 3.7% despite some deal wins and some of the cross-currency benefits in our favor. What is the reason for that and when do you expect telecom as a pickup vertical. Would it be one of the last vertical or it may be before manufacturing you expect telecom to recover?

Subhash Dhar

Well actually the decline that you see is mostly due to currency. Volume-wise we have gained in most of our top telecom accounts. So that currency actually has changed that. You have to understand that telecom is one of the industries where we are doing majority of our business outside of the United States.

Sandeep Shah

And when do we expect some bit of recovery in this vertical. Can we expect that this maybe the last vertical and can you give your view in terms of OEM as well as in terms of service providers?

Subhash Dhar

I think this quarter if you have seen, we were stable compared to last quarter. So I think the stability is returning to the segment for us. In terms of projects opening up, we are seeing lot more positive conversations including new development and new innovation projects coming in. The budgets would definitely be one of the factors, the new year budgets, 2010 budgets would be one of the factor that that will determine what the spends will be going forward. But we are seeing a slight upswing in terms of spend mood with the clients already.

Sandeep Shah

And this last thing Infosys Consulting as a subsidiary. There is a significant growth q-on-q. So is this an isolated increase or one can expect some follow-up increase in the other service lines in the coming quarters?

SD Shibulal

So we are seeing traction in multiple service lines, in system management, system integration, BPO, Infosys Consulting, we are seeing traction. The traction you are seeing in Infosys Consulting is a result of the wins in business transformation area. We have good wins over the last few quarters in the business transformation space. We are doing multiple business transformational programs at this point in time. So when we have business transformational work, it gets done with Infosys Consulting, Enterprise Solutions and System Integration. And what you are seeing is a result of that in Infosys Consulting.

Sandeep Shah

Okay, thanks.

Moderator

Thank you, Mr. Shah. Our next question is from the line of Pankaj Kapoor of RBS. Please go ahead.

Pankaj Kapoor

Yeah hi sir. I just want to get a flavor on the early signs that you might be picking in on the next year IT budgets. Specifically, if you can talk about your expectation in terms of the budget discussions. Are we seeing them coming back to the normal cycle or you see like last year this again could flow into the first quarter of the calendar year? Second, are we still looking at quarterly budgeting from the clients or you are seeing clients shifting to annual budgeting? Third, in terms of decision-making cycle any changes that you are seeing? And fourth, if you can highlight what is your outlook in terms of a spending pattern going into the next year, are we going to see some pickup in the discretionary spend or you think that the client would be spending more in cost savings area, thanks?

Ashok Vemuri

Hi this is Ashok. So, there are lots of questions, you will have to help me by asking them again so I can keep track of them. From a budgeting perspective, we do expect the budget process to be a little more streamlined as against the experience that we had last time. I will not be able to comment on how long it will take for the budgets to be finalized. But clearly early indicators are that work on budgets has already started and that it looks a little more streamlined from a process perspective. What is your next question?

Pankaj Kapoor

Are we looking at quarterly budgeting like we saw last time or you are looking at shifting the clients back to annual budget. Are we seeing more of those events?

Ashok Vemuri

Too early to comment on because the budgets have not yet being closed on. My guess would be that we will continue to see a quarterly draw down of budgets.

Pankaj Kapoor

Okay and third, are we seeing on the decision-making cycle time any changes here. Are client taking decision much faster now on the stuff on the table?

Ashok Vemuri

So, on the decision-making cycle, the cycle time has not changed. Decisions are still going to the top of the house. The good news is decisions are being taken.

Pankaj Kapoor

Okay fair enough and then lastly in terms of spending. Again based on the early sign that you might be seeing, are you seeing spending again largely concentrated around projects which can give near-term cost savings or are you also seeing a pickup in long-term oriented discretionary spend areas? Thank you.

Ashok Vemuri

We are seeing across the board in Americas, spending happening on those that will yield short-term benefit as well as long-term benefit. Mostly on the regulatory compliance audit areas and financial services. We are seeing spends which are obviously both short-term and will give a dividend in the long run. We are seeing some amount of spend in retail which is gearing up for the holiday season but I guess, the spend will be a function of how the holiday sales actually turn out to be. Manufacturing - there is a much more elongated or a longer drawn out investments and expectation of return. Utility is actually benefiting because of the stimulus. So we are seeing traction there. I would say if that has not necessarily changed in its complexion of short-term return to long-term return.

Pankaj Kapoor

Okay and lastly BG if you can give any sense if you are seeing things any different in Europe? Thank you.

BG Srinivas

Europe will not be significantly different, in the sense that the fundamental challenges continue. If you look at the output, it is still down, unemployment challenges continue, sentiments around unemployment in Europe is even more driven by the political pressures. At the same time, the cost pressure within the clientele across sectors continue. So these have not changed significantly, though the business volume shrinkage has slowed down. That is definitely one positive sign. We also see the fact that clients are getting used to the fact that the cuts may likely to continue in terms of IT budget cuts. My view is it will continue into the next year because most predictions are somewhere middle of next year likely there will be an uptake in the output and the business demand. So, most likely the cost pressures will continue through next year.

Pankaj Kapoor

Thank you I am done.

Moderator

Thank you Mr. Kapoor. Our next question is from the line of Nirav Dalal of Almondz Global Securities, please go ahead.

Nirav Dalal

Yeah hi, can you give me some color on the manufacturing verticals. Are you seeing any new deal wins over there?

BG Srinivas

Within manufacturing, there are certain specific initiatives within the client where we are seeing opportunities. One is this is the time where clients are faced with reduced demand, increased inventory and then they are trying to consolidate their internal operations including shutting down plants. At the same time in the IT landscape, they are looking at consolidation and some companies who do not have shared services, they are moving their internal back office to a shared service. We see seeing increased dialog mostly in the operations as is compared to IT. Clients are also looking at consolidation of multiple ERP platforms and in that context we are seeing initiatives with involved standardization of processes and they are looking at retiring some of the individual instances of packages like SAP and Oracle and consolidation. So these are areas, specifically BPO and consolidation of IT landscape. These are two significant areas where we are seeing opportunities.

Nirav Dalal

Yeah so have deal wins happened in this vertical in this quarter?

BG Srinivas

We have definitely added new clients in the quarter. 7 new clients but again, these are not large volume deals. The traction is likely to pick up in Q3-Q4 as we start ramping up on some of these new wins but overall it will continue to be slow given the fact that this is a sector which will take longer time to recover given the current challenges. If you take the auto sector, because of the stimulus there is some demand uptake but still because of the increased inventories, we do not see this sustaining in the long-term.

Nirav Dalal

Okay fine and can you let me know as to where is the utilization headed for the next two quarters given that more trainees are going to join in. So do you expect an uptake in utilization?

Kris Gopalakrishnan

No, so in the next two quarters because we are still recruiting, we are still bringing in people into training, some will come off the training, etc, utilization would be around the same number for the next two quarters. That is what we have assumed at this point.

Nirav Dalal

Okay fine thank you.

Moderator

Thank you Mr. Dalal. Our next question is from the line of Ashwin Mehta of Motilal Oswal Securities Limited. Please go ahead.

Ashwin Mehta

Hello, hi sir. Just had few questions. In terms of wage inflation this year do you expect that next year as well the wage inflation cycle would be normal or there might be a lower wage inflation in the next year?

Kris Gopalakrishnan

It will depend on the situation next year. Wage inflation is determined by supply and demand. Currently, there is a good supply. So we do not know what will be the situation six months from now, next fiscal etc. It will not be driven by how the companies are doing, more driven by inflation and supply and demand situation.

Ashwin Mehta

But in the next year as well the wage inflation can come in? If it comes in, would come in the 1st Quarter or it can again be somewhat delayed?

Kris Gopalakrishnan

Too early, it is very difficult to say today.

Ashwin Mehta

Okay and secondly in terms of our EBITDA margin expectations for the next 2 quarters, what is the impact that we are building in because of the forex guidance state?

V. Balakrishnan

For the next two quarters we are saying the margins could come down by 200 basis points mainly because of the wage increases. Forex we have taken at 47, if you remember it was around 48.39 for the 2nd quarter average. So we are already assuming some 3-4% appreciation in the rupee because we guided up 47. But majority of the impact for next two quarters could come because of the wage increases.

Ashwin Mehta

Okay and finally in terms of the 2000 additional people that we are wanting to add, are there new areas of strength that we are starting to see and that is one of the reasons why we have decided to recruit these people?

V. Balakrishnan

No, it is going to be across the board. We want to send them the middle layer. We are going to have more experienced people and keep the model ready because tomorrow if the growth comes in, we should not be caught by surprise. We have enough freshers on the ground undergoing training, utilization is low but we need to build a middle layer also. That is what we are doing.

Ashwin Mehta

Okay and just finally in terms of our 4th Quarter implied growth which is 1.2%, 4th quarter would have higher billing days than our 3rd Quarter. So what has gone in into a muted guidance? Is it an expectation that the budgets might actually go into the 4th Quarter?

BG Srinivas

My friend, it is not the utilization which is the big issue. The demand should be there because the growth comes and utilization can go up since we have enough capacity. So leave days do not matter any more. If the demand comes in your utilization will go up, if the demand does not come in your utilization will be low. You have to manage that. So number of days or holidays don’t matter anymore.

Ashwin Mehta

Okay thanks a lot.

Moderator

Thank you Mr. Mehta. Our next question is from the line of Tanu Kejriwal of Quantum Asset Management. Please go ahead.

Janish Shah

Yeah this is Janish here. I have two questions. One is on the pricing where you mentioned that price decline could be in the range around 4.5% -5% and in the previous quarters you had also mentioned that if the environment continues to remain challenging there could further price cuts maybe demanded by the customers. How good or bad is the situation in that context right now? And second is if you can throw a little light on the hedging policies going forward because again the currency markets have started turning little volatile. So what kind of policies or the safe guards you have implemented for the coming quarters on a longer-term basis.

V. Balakrishnan

Pricing environment is stable. We are not seeing it declining like what we have seen in the last couple of quarters. For the guidance purpose, we assume the pricing to remain at the same level like what we saw in Q2 for the next two quarters. If you assume that and compute the average the pricing could decline by around 4.5% from last year. Having said that, we are seeing some stability in pricing. We are not seeing clients asking for some irrational pricing now. Whatever negotiation happened in the past, it will have some tailwind effects in the next few quarters. So you could see decline coming in the next few quarters. But we are not seeing any big change in the pricing environment now. Right now it is stable. On the hedging policy, we continue with the same policy because the volatility is too high. It is very difficult to take a long-term view. We had seen the rupee at 51, went to 39, again it came to 50, again at 46, now has again gone to 46.30 or so. In this kind of a volatile environment it would be very difficult to take a long-term view and it would be foolish to do that also. So we continue to take the short-term view. We will cover our net exporters for two quarters. There is no change in hedging policy as of now.

Janish Shah

Okay, thank you.

Moderator

Thank you our next question is from the line of Diviya Nagarajan of UBS Securities. Please go ahead.

Diviya Nagarajan

Hi congrats on a good quarter, Shibu you spoke about your top 10 clients which have done very well this quarter. Could you just break it down in to what really drove the spending? Did you see any pent-up demand getting released or was it largely a combination of the base effect plus some start-up of projects?

Kris Gopalakrishnan

See the growth came from multiple things. One there was a consolidation of strategic partners and we benefited from that. So some volume increase came from that. There is some interesting work we are doing for some of the companies in terms of their M&A activities. So for the financial services companies, M&A is a driver for business activity and volume growth. There is wide range of companies from financial services, energy & utilities, telecom, healthcare, high-tech and services in the top 10 list and the driver is different in each of these cases.

Diviya Nagarajan

Right, I am also very intrigued by the 8% salary hike that you have announced for the current quarter. Can you tell me how we arrived with this number 8%?

Kris Gopalakrishnan

That’s something we internally decide based on what we believe to be the amount that we need to give, which is fair to the employee, what the company can afford and things like that. Different companies use different models. So we have our own model and that is how we have arrived at 8% average.

Diviya Nagarajan

Right and how much of this is a function of the fact that you also expect to see some pick up in lateral hiring because you yourself have increased a number of lateral hires and that might be a phenomena that you could observe in the rest of the supply. I think earlier in the call you also mentioned that the supply scenario might itself be changing. So what kind of a change are you seeing there?

Kris Gopalakrishnan

So, clearly the market is one of the factors which determined the increase. At the entry level, there is large supply. We believe that we can get the best people anytime now. At the entry level it is not a challenge. At the experience level especially certain key skills, there are challenges and that will determine the salaries for those roles and responsibilities etc. This is an overall number. We are giving for all employees except for those who have been identified for Performance Improvement Programs. Everybody else is getting on an average. Some people will get more some people will get less. This is an average across the company.

Diviya Nagarajan

Great and lastly Bala you said that you are comfortable with the level of S&M spend that you have today and therefore 100 bps increase that we spoke about last quarter could be absorbed with the increase in growth. Could you also then tell us in specific what are the investments that you are seeing because in numbers I do not really see that flowing through and even in dollar terms your S&M spend is more or less flat?

V. Balakrishnan

Most of the spent is in terms of adding more people. We said we will add some 100 sales and marketing people. That is on track. We hired some people in this quarter. We are going to hire rest of them in the next two quarters. Onsite hiring still continues because we are seeing some good growth on offshore side. The offshore volume went up by 3% and also the growth has come incrementally better than what we guided, we are able to absorb those costs. It is a pure manpower cost, it is not some exotic thing we are doing where we are getting somebody else from outside to come and endorse our brand. It is only pure people cost and that is already there in the P&L.

Diviya Nagarajan

Sure thanks and all the best.

Moderator

Thank you Ms. Nagarajan. Our next question is from the line of Rod Bourgeois of Sanford Bernstein. Please go ahead.

Rod Bourgeois

Yes it is nice to see the volume growth reinstate. Can you dimension to what extent this improved volume growth is coming from brand new deals versus previously postponed deals that are now being reinstated. Can you break it into those two categories for us?

Kris Gopalakrishnan

See, it is actually little bit challenging to break that out because of some of the consolidation. The demarcation is gray because it may start off with couple of small extensions but then suddenly you will find that there are large deals coming into those also. So we are not broken that down at this point. Another way of looking at it is that repeat business continuous to be 98%, very high and so that is another way to break this out.

Rod Bourgeois

Great, but would you say that a large portion of your improved sequential growth is due to your larger customers’ consolidating their spending and you are benefiting from that?

Kris Gopalakrishnan

Definitely, 5.8% is the growth rate of top 10 clients. The rest of the clients have given us another 1.8% growth. So the larger clients are growing faster but the difficulty I have is, for some of them we are doing new things, we are doing very interesting work. So that is the difficulty in breaking it up actually.

Rod Bourgeois

I got it, okay. The rupee has appreciated 3% versus your prior rupee guidance assumption. So, this could impact margins by about 130 basis points on an annualized basis. Is your guidance for 200 basis points of sequential margin decline accounting for this rupee impact on top of the salary increase impact that you have already explained?

V. Balakrishnan

The average rupee dollar rate was 48.39 for the 2nd quarter. We are assuming at 47 for the next two quarters. That means the appreciation of around 3-3.5%. It could impact the margin by something around 1.5% but having said that, the growth itself has gone up from what we guided earlier. Second quarter we almost guided for a flat revenue growth. We have done some 2.8% incremental growth. And also the cross currency movements, dollar is declining against all the global currencies. To some extent, that comes and offsets this impact. So incrementally for next two quarters, the impact is mainly due to wage increase as compared to the currency. Having said that the currency appreciates substantially from what we guided at 47 to a dollar, then it could have an incremental impact. Otherwise it will be manageable.

Rod Bourgeois

Right, so if the rupee were to further appreciate would that change your operational plan in anyway? Would you tweak the salary hike plan or some of your sales & marketing investments in anyway or would you let the rupee appreciation flow through into a lower margin and keep your operational plans in place?

V. Balakrishnan

That is a call we have to take when you go through the quarter. Right now the rupee is at the manageable level. It is around 46.30-46.40. If it appreciates substantially then we have to re-look, but having said that we will never cut any investment which will impact our growth in the future. We will make all the right investments and make sure when Shibu keeps talking about some 10 levers, we will use whatever lever are available on the cost side, to make sure the impact is minimize. But if there is very substantial appreciation, it will definitely impact the margins.

Rod Bourgeois

Okay great and one final quick question, if you can answer this, I am assuming there has been some shifting around in your top five clients. Can you give us an idea, your top client a year ago. I am assuming has probably changed in its ranking. What is the ranking of last year’s top client where is the drop in the ranking today?

Kris Gopalakrishnan

These keep changing quarter on quarter and we do not want to give that list of where the relative positions are etc. In fact, we do not want to discuss a particular company or organization and their position within the list.

Rod Bourgeois

Understood. Thanks guys.

Moderator

Thank you Mr. Bourgeois. Our next question is from the line of Nitin Padmanabhan of Centrum Broking. Please go ahead.

Nitin Padmanabhan

Yeah thank you for taking my question. This was regard to retail. As compared to last quarter, this quarter I think we have seen pretty decent growth. Where do you see this particular vertical? Has there been a significant surprising time in terms of the growth that we have seen? Have we won significant deals there? And second thing is, going into the next quarter and the quarter after that, is this sort of growth sustainable and are we confident on a positive trajectory for this vertical per se?

Kris Gopalakrishnan

See, retail is an industry where Infosys has invested significant thought leadership, significant R&D. We have build solutions like Shopping Trip 360. Our position in industry is pretty strong.We have some of the best retailers as our clients. If I remember right, 7 out of the top 10 retailers are our clients or 8 out of the top 10 retailers are our clients. We have strong presence both in the US and the European market. In retail they are going through transformations. One is that ad spending is moving from print to digital. Second the store physical formats are getting changed to provide better customer service. They are also putting new signage and things like that, interactive signage so that customers can find out the status of the product and things like that. We ourselves had announced solutions like Magic Mirror where customers can get better response from the system. So there are many, many things happening in retail. One more thing, there is a move to digitize the supply chain, the information flow in the supply chain. So there are many things that are happening in retail, all are technology-driven and this is a strong industry vertical for Infosys. So we feel that there is a strong vertical and it is strength for Infosys and in some sense it is reflected in the growth. Lastly slightly unrelated, in the downturn, people eat less in restaurants, eat more at home. That means grocery chains are not seeing any drop in revenue. In fact they are seeing increase in revenue and they are continuing to spend. So these are some of the reasons why retail is doing well.

Nitin Padmanabhan

Right, per se in terms of retail budgets are decided between January to March. Is that that case?

Kris Gopalakrishnan

Yeah in North America typically budgets are decided on a calendar term.

Nitin Padmanabhan

Right fair enough. In terms of BPO have you seen any sort of supply because I guess you had a conference at Baltimore last time and in what is it that in terms of pricing, is there any sort of competition really driving down pricing on that front? Is that a concern?

Abraham Mathews

As far as pricing is concerned, the pricing environment is fairly stable. There are of course people who are ready to do deals at stupid prices but that will of course not be something which Infosys will do. We will continue to do deals at the prices that we think are right. Apart from that when going from the conference that we had at Baltimore, we did see that there is likely to be an increase scope for outsourcing from the existing customers. That is the sense that we have got from that conference.

Nitin Padmanabhan

Right and lastly if you could just throw some light on the telecom OEM side, are we seeing an uptake there or it is that likely to take quite some time?

Subhash Dhar

Well, the OEM segment obviously has been impacted due to an overall tech impact which happened in the last 4 quarters. But we are not seeing any material change in the business that is coming our way in that segment at this point.

Nitin Padmanabhan

Right, thank you.

Kris Gopalakrishnan

Thank you everyone and unfortunately we have run out of time. Our Investor relationship managers are known to you. So you can connect with them and if you have further questions, may be we can setup separate time to discuss these with you. Thank you again for participating in the call and your support.

Moderator

Thank you gentlemen of the management. Ladies and gentlemen on behalf of the Infosys Technologies Limited that concludes this conference call. Thank you for joining us on the Chorus Call Conferencing service and you may now disconnect your lines. Thank you.